Exhibit 99.1

Yingli Receives Notice Regarding NYSE Continued Listing Criteria

BAODING, China, August 19, 2015 — Yingli Green Energy Holding Company Limited (“Yingli” or “Yingli Solar”) (NYSE:YGE), one of the world’s leading solar panel manufacturers, today announced that it has received a notice on August 13, 2015 from the New York Stock Exchange (the “NYSE”) that the Company was not in compliance with the NYSE’s price criteria for continued listing standard because, as of August 12, 2015, the average closing price of the Company’s American Depositary Shares, or ADSs, was less than $1.00 per ADS over a consecutive 30 trading-day period.

Pursuant to Section 802.01C of the NYSE’s Listed Company Manual, the Company has six months (“the Cure Period”) following receipt of the notice to regain compliance with the minimum share price requirement. The Company can regain compliance during the Cure Period if the Company’s ADSs have a closing share price of at least $1.00 per ADS on the last trading day of any calendar month during the period and also have an average closing price of at least $1.00 per ADS over the 30 trading-day period ending on the last trading day of that month. The Company can also regain compliance if at the expiration of the six-month Cure Period, both a $1.00 or above closing price per ADS on the last trading day of the Cure Period and a $1.00 or above average closing price per ADS over the 30 trading-day period ending on the last trading day of the Cure Period are attained.

As required by the NYSE rules, the Company expects to notify the NYSE of its intent to cure its ADSs’ price deficiency within the applicable time period required by the NYSE.

During the Cure Period, the Company’s ADSs will continue to be listed and traded on the NYSE, subject to its compliance with other NYSE continued listing criteria. The Company’s business operations, its U.S. Securities and Exchange Commission reporting requirements, credit agreements and other contractual obligations are currently unaffected by the notice from NYSE.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yingli Green Energy’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is one of the world’s leading solar panel manufacturers. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar panel assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 13 GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

For further information, please contact:

In China:

Qing Miao
Vice President of Corporate Communications
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yingli.com

In the Americas:

Tori Clifford

Director of Marketing

Yingli Green Energy Americas Inc.

Tel: +1 415 728 0472

Email: tori.clifford@yingliamericas.com

In Europe:

Carolin Stähler

Marketing Communications Manager Europe

Yingli Green Energy Europe GmbH

Email: pr.eu@yingli.com